FILTRONA

Filtrona plc

28 April 2006

File No: 82-34882

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street N.E.
Washington, D.C. 20549
USA





06013076

SUPPL

Dear Sir/Madam

**Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934**

Filtrona plc ("Filtrona"), a public limited company organised under the laws of England and Wales in connection with Filtrona's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, hereby furnishes to the Securities and Exchange Commission the following:

- Copies of Regulatory Announcements made by Filtrona under the Listing Rules of the United Kingdom Listing Authority since 31 March 2006, when we last wrote to you.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our above address in the envelope provided.

Please do not hesitate to contact me if you have any queries.

Yours faithfully

Shanny Looi
Deputy Company Secretary
Email: shannylooi@filtrona.com

Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, UK.
Telephone: +44 (0)1908 359100 Fax: +44 (0)1908 359120.
e-mail: enquiries@filtrona.com website: www.filtrona.com

Filtrona plc. Registered Office: Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, United Kingdom. Registered in England No. 5444653
VAT Registered No GB 243 2909 68

FILTRONA

Notice of Annual General Meeting



Notice of Annual General Meeting

Notice is hereby given that the first Annual General Meeting of Filtrona plc (the 'Company') will be held at the Holiday Inn Hotel, 500 Saxon Gate West, Milton Keynes, Buckinghamshire MK9 2HQ on Wednesday 26 April 2006 at 12 noon for the following purposes:

Ordinary Business

1. To receive and adopt the accounts for the year ended 31 December 2005 and the Reports of the Directors and Auditor thereon.
2. To receive and adopt the Report of the Remuneration Committee for the year ended 31 December 2005.
3. To declare a final dividend for the year ended 31 December 2005.
4. To re-elect Mark Harper, who retires by rotation, as a Director.
5. To re-elect Steve Dryden, who retires by rotation, as a Director.
6. To re-appoint KPMG Audit Plc as auditor and to authorise the Directors to fix their remuneration.

Special Business

To consider and, if thought fit, pass the following Resolutions:

7. **Ordinary Resolution** (Authority to allot unissued shares)

   THAT the Directors be and they are hereby generally and unconditionally authorised, in substitution for all previous authorities, to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985) up to an aggregate nominal amount of £2,741,575 provided that this authority shall expire, unless previously revoked or varied, at the conclusion of the next Annual General Meeting of the Company after the passing of this Resolution save that the Company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.

8. **Special Resolution** (Allotment of shares for cash)

   THAT subject to the passing of Resolution 7 above the Directors be and they are hereby empowered pursuant to section 95 of the Companies Act 1985 to allot equity securities (within the meaning of section 94 of that Act) for cash pursuant to the authority granted by that Resolution, as if section 89(1) of that Act did not apply to any such allotment or sale provided that this power shall be limited to:

   (a) the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of ordinary shareholders, where the equity securities respectively attributable to the interests of such ordinary shareholders are proportionate (or as nearly as may be) to the respective numbers of ordinary shares held by them, subject to such exclusions or other arrangements as the Directors may deem fit to deal with fractional entitlements or legal or practical problems arising under the laws of, or the requirements of any stock exchange or regulatory body in, any territory or otherwise howsoever; and

   (b) the allotment or sale (otherwise than pursuant to paragraph (a) above) of equity securities up to an aggregate nominal amount of £2,741,575,

   and shall expire, unless previously revoked or varied, at the conclusion of the next Annual General Meeting of the Company after the passing of this Resolution, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities pursuant to such offer or agreement as if the power hereby granted had not expired.

9. **Special Resolution** (Purchase of own shares)

   THAT the Company be and is hereby generally and unconditionally authorised for the purposes of section 166 of the Companies Act 1985 to make market purchases (within the meaning of section 163(3) of that Act) of ordinary shares of 25p each in its capital ('Ordinary Shares') provided that:

   (a) the maximum aggregate number of Ordinary Shares which may be so purchased is 21,932,600;

(b) the maximum price at which any Ordinary Share may be so purchased is an amount equal to 105% of the average of the middle market quotations for an Ordinary Share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the day of purchase and the minimum price is 25p per Ordinary Share; and

(c) this authority shall expire, unless previously revoked or varied, at the conclusion of the next Annual General Meeting of the Company after the passing of this Resolution, save that the Company may, before such expiry, make contracts for purchases of Ordinary Shares which would or might be completed wholly or partly after such expiry and may make a purchase of Ordinary Shares in pursuance of any such contract.

By order of the Board

Jon Green
Company Secretary
31 March 2006

Filtrona plc
Avebury House
201–249 Avebury Boulevard
Milton Keynes
Buckinghamshire
MK9 1AU

Notes

1. A member of the Company entitled to attend and vote may appoint one or more proxies to attend and, on a poll, vote in their stead. A proxy need not be a member of the Company.
2. A form of proxy is enclosed. To be valid the form of proxy and (unless previously registered with the Company) the power of attorney (if any) under which it is signed (or a duly certified copy thereof) must be delivered to Computershare Investor Services PLC, PO Box 1975, The Pavilions, Bridgwater Road, Bristol BS99 3FA not later than 48 hours before the time appointed for holding the Meeting. Shareholders submitting a proxy are not precluded from attending the Meeting and voting if they wish to do so.
   To vote using the Internet, go to www.computershare.com/uk/voting/ftr. You will need an Internet enabled computer with minimum web browser of Internet Explorer 4 or Netscape 4. You will be asked to enter the Shareholder Reference Number and PIN number as printed on your form of proxy, and to agree to certain terms and conditions.
   CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Meeting and any adjournment(s) of the Meeting by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members and those CREST members who have appointed a voting service provider(s) should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.
   In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo Limited's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given by a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Company's agent (ID 3RA50) by the latest time(s) for receipt of proxy appointments set out above. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Company's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.
   CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST Personal Member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting provider(s) take(s)) such action as is necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.
   The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.
3. The register of interests of the Directors and their families in the share capital of the Company and copies of the Directors' service contracts are available for inspection by members at the Company's registered office at Avebury House, 201–249 Avebury Boulevard, Milton Keynes, Buckinghamshire MK9 1AU between 8.30 am and 5.00 pm on any weekday (Saturdays, Sundays and public holidays excluded) from the date of this Notice until the date of the Meeting and will be available for inspection at the place of the Meeting from 15 minutes prior to the Meeting until its conclusion.
4. The Company holds no shares as treasury shares within the meaning of section 162A of the Companies Act 1985.
5. Pursuant to Regulation 41 of the Uncertified Securities Regulations 2001, the Company gives notice that only those shareholders on the Register of Members of the Company at 6.00 pm on Monday April 2006 or, in the event of the adjourned Meeting, at 6.00 pm on the day which is two days prior to the date of the adjourned Meeting, will be entitled to attend and vote at the Meeting in respect of the number of shares registered in their respective names at that time. Changes to entries on the Register of Members after 6.00 pm on Monday 24 April 2006, or after 6.00 pm two days before the date of any adjourned Meeting, will be disregarded in determining the rights of any person to attend and vote at the Meeting.

Contact details

Holiday Inn Hotel
500 Saxon Gate West
Milton Keynes
Buckinghamshire
MK9 2HQ
United Kingdom
Tel: +44 (0)870 400 9057
www.holiday-inn.com

How to get to Milton Keynes

By road
From M1 leave the motorway at Junction 14, following signs to Milton Keynes Central. Go straight over seven roundabouts staying on the H6, Childs Way.

At the eighth roundabout (South Saxon) turn right.

The Holiday Inn Hotel is located on the left, immediately after the traffic lights (opposite Debenhams).

From M40, follow the A34 to Bicester–Buckingham.

From Buckingham the A421 will take you into Milton Keynes. To get to the Holiday Inn Hotel follow signs to Milton Keynes Central and the hotel is on V7, Saxon Gate West.

By rail
Virgin Trains and Silverlink Services provide direct and regular train services to Milton Keynes.

For further information, please contact National Rail Enquiries on 08457 48 49 50 (24 hours) or www.nationalrail.co.uk.


M1
14
M1
A509
Port Way
H5
Childs
Way H6
Tongwell
Street
Saxon
Street
V7
A4146
South
Saxon
B4034
A421
Saxon
Street

Filtrona plc

AGM Trading Statement

Filtrona plc advises that it is to hold its Annual General Meeting later today.

At the meeting, Jeff Harris, Chairman, will make the following statement to shareholders.

"In the year to date, the group has delivered a good financial performance in line with the Board's expectations.

Underlying sales growth in both Plastic and Fibre Technologies has been in excess of historical growth rates, with additional benefit derived from foreign currency exchange movements.

Plastic Technologies has continued to deliver strong growth and the business has performed well across all markets and geographies.

FractureCode continues on its successful development path and progress with our launch customer remains encouraging. The product will be launched to the general market in May at the Intergraf security printers' conference.

Sustained investment in new products, marketing programmes and productivity improvements continue to drive strong growth in this segment.

Fibre Technologies has seen sales momentum increase from that delivered in the second half of 2005 with growth in special filters and bonded non-woven fibres more than offsetting the anticipated decline in the simpler mono acetate filters. However, as expected, profits continue to be held back by the costs required to generate world class levels of quality and productivity at our Monterrey, Mexico facility and to integrate the technology transferred from the Swiss Filters facility into our Jarrow facility in the UK.

Filtrona's continued investment both in developing its niche market positions through service, supply chain and new product development and in productivity improvement programmes gives the Board confidence that Filtrona's financial performance will continue to develop satisfactorily and in accordance with the Board's expectations."

Editor's Note:

Plastic Technologies produces, sources and distributes protection and finishing products, self-adhesive tear tape and certain security products as well as proprietary and customised plastic extrusions and packaging items for consumer products.

Fibre Technologies focuses on the production and supply of special filters for cigarettes and bonded fibre products such as reservoirs and wicks for writing instruments and printers, household products and medical diagnostic devices.

Enquiries:

Filtrona plc Tel: 01908 359 100
Mark Harper, Chief Executive
Steve Dryden, Finance Director

Finsbury Tel: 020 7251 3801
Morgan Bone
Gordon Simpson

File No: 82-34882

Filtrona plc

Results of the Annual General Meeting

Filtrona plc (the 'Company') held its first Annual General Meeting of its shareholders today, Wednesday 26 April 2006 at 12 noon. The proxy voting figures received are shown below.

No.	Resolution		
1	**To receive and adopt the Report of the Directors, the Accounts for the year ended 31 December 2005 and the Report of the Auditor thereon**		
	Votes for/discretionary	143,738,842	99.56%
	Votes against	632,697	0.44%
	Total votes cast	144,371,539	100%
	Votes withheld	434,147	
	Poll	No	
2	**To receive and adopt the Report of the Remuneration Committee for the year ended 31 December 2005**		
	Votes for/discretionary	139,630,992	96.72%
	Votes against	4,740,162	3.28%
	Total votes cast	144,371,154	100%
	Votes withheld	434,532	
	Poll	No	
3	**To declare a final dividend of 4.27p per share for the year ended 31 December 2005**		
	Votes for/discretionary	144,380,702	100%
	Votes against	1,082	–
	Total votes cast	144,381,784	100%
	Votes withheld	423,902	
	Poll	No	
4	**To re-elect Mark Harper as a Director of the Company**		
	Votes for/discretionary	143,345,802	99.28%
	Votes against	1,035,508	0.72%
	Total votes cast	144,381,310	100%
	Votes withheld	424,376	
	Poll	No	
5	**To re-elect Steve Dryden as a Director of the Company**		
	Votes for/discretionary	143,347,146	99.28%
	Votes against	1,034,164	0.72%
	Total votes cast	144,381,310	100%
	Votes withheld	424,376	
	Poll	No	
6	**To re-appoint KPMG Audit Plc as auditors and to authorise the Directors to fix their remuneration**		
	Votes for/discretionary	143,354,924	99.29%
	Votes against	1,024,235	0.71%
	Total votes cast	144,379,159	100%
	Votes withheld	426,527	
	Poll	No	

7 To authorise the Directors to allot relevant securities

Votes for/discretionary	142,205,487	98.50%
Votes against	2,171,086	1.50%
Total votes cast	144,376,573	100%
Votes withheld	429,113	
Poll	No	

8 To authorise the Directors to modify pre-emption rights

Votes for/discretionary	142,421,681	99.99%
Votes against	18,663	0.01%
Total votes cast	142,440,344	100%
Votes withheld	2,365,342	
Poll	No	

9 To authorise the Company to make market purchases of its own shares

Votes for/discretionary	144,365,000	99.99%
Votes against	14,087	0.01%
Total votes cast	144,379,087	100%
Votes withheld	426,599	
Poll	No	

Number of shareholders at meeting date: 4,913

Issued share capital at meeting date: 219,326,796 ordinary shares of 25p each

Number of votes per share: 1

All the Resolutions proposed at the Meeting as set out in the Notice of Meeting (a copy of which is available on our website at www.filtrona.com) were passed on a show of hands.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

   Filtrona plc

2. Name of shareholder having a major interest

   Goldman Sachs Group, Inc. through its direct and indirect subsidiaries, Goldman, Sachs & Co, Goldman Sachs Securities (Nominees) Limited, and Goldman Sachs International

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   A beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of Goldman Sachs Group, Inc. and a non-beneficial interest held by Goldman Sachs Securities (Nominees) Limited representing funds under management held on behalf of clients.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Holding
Goldman Sachs International	5,213,246
Goldman Sachs Securities (Nominees) Limited	5,781,926
	10,995,172

5. Number of shares / amount of stock acquired

   10,995,172 shares

6. Percentage of issued class

   5.01%

7. Number of shares / amount of stock disposed

   N/A

8. Percentage of issued class

   N/A

9. Class of security

   Ordinary Shares

10. Date of transaction

    31 March 2006

11. Date company informed

    5 April 2006

12. Total holding following this notification

    10,995,172 shares

13. Total percentage holding of issued class following this notification

    5.01%

14. Any additional information

    N/A

15. Name of contact and telephone number for queries

    Shanny Looi – 01908 359100

16. Name and signature of authorised company official responsible for making this notification

    Jon Green – Company Secretary

    Date of notification

    5 April 2006

BLUEPRINT 2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 5444653 File No: 82-34882

Company Name in full Filtrona plc

	Day	Month	Year
Date of termination of appointment	2 6	0 4	2 0 0 6

as director X as secretary

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title * Honours etc

Please insert details as previously notified to Companies House.

Forename(s) Paul

Surname Heiden

	Day	Month	Year
† Date of Birth	0 3	0 2	1 9 5 7

RECEIVED
2006 MAY -3 A 11:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

A serving director, secretary etc must sign the form below.

Signed **Date**

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ms Shanny Looi, Filtrona plc, Avebury House, 201-249
Avebury Boulevard, Milton Keynes, Buckinghamshire,
MK9 1AU, Tel 01908 359 100

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**